

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Mr. Jeffrey C. Campbell
McKesson Corporation
Executive Vice President and
   Chief Financial Officer
One Post Street
San Francisco, CA 94104

> **Re:** **McKesson Corporation**
> **Form 8-K**
> **Filed July 28, 2011**
> **File No. 001-13252**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on July 28, 2011

Item 9.01 Financial Statements and Exhibits

1. We note your earnings release includes "adjusted earnings", a non-GAAP financial measure. Please provide more specificity on the usefulness of this measure to investors and how management uses this information.

2. We note that you provided full income statements reconciling GAAP operating results to adjusted earnings (non-GAAP) in Schedules 2, 3 and 4 in your earnings release. This presentation may give investors the impression that the non-GAAP information represents a comprehensive basis of accounting. Please explain how your presentation complies with Regulation G and Question 102.10 of the C&DI's on non-GAAP Financial Measures. If after further consideration you determine to revise your reconciliation of non-GAAP adjusted earning, please provide us with your revised presentation to be included in future filings**.**

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services